EXHIBIT 99.1

Brookfield’s Private Equity Group Completes Sale of Westinghouse

BROOKFIELD News, Nov. 07, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM, TSX: BAM) and its listed affiliate Brookfield Business Partners (NYSE: BBU; TSX: BBU.UN) today announced the completion of the sale of Westinghouse Electric Company (“Westinghouse” or “the Company”).

Westinghouse is a global leading provider of mission-critical technologies, products, and services to the nuclear power industry. The sale follows a five-year repositioning of Westinghouse to refocus the business, strengthen its organizational structure and reinvest for future growth.

“We are pleased to complete the sale of Westinghouse and crystallize significant value for our investors,” said Cyrus Madon, CEO of Brookfield Business Partners. “Over the last five years, we have worked alongside the Westinghouse team to strengthen the business’ global leadership position and meaningfully enhance its profitability and cash flows by leveraging our established approach to operational value creation. Westinghouse is led by a world-class management team and is exceptionally well-positioned for future growth under its new ownership.”

Brookfield Business Partners will generate approximately $1.4 billion in proceeds from the sale of its 44% interest in the business. The proceeds will be used to redeem $750 million of preferred equity securities held by Brookfield Corporation and reduce revolving credit facilities. The annual dividend is 7% on the remaining $725 million of preferred equity securities held by Brookfield Corporation and the securities are redeemable at par, at the option of Brookfield Corporation, to the extent Brookfield Business Partners completes asset sales or equity issuances.

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $850 billion of assets under management. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Business Partners is the flagship listed vehicle of Brookfield’s private equity group. It is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position.

Investors have flexibility to invest in Brookfield Business Partners either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets,” “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: general economic conditions and risks relating to the economic, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19; the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risk Factors” section in our most recently filed Form 20-F.

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